Lawson Products, Inc.

Annual Report 2002




Cronatron





JI Holcomb


KENT
AUTOMOTIVE



ACS





C·B LYNN

Systems, Services and Products
Keeping Industry Running - Every Minute, Every Day.



Contents

Five Year Selected Financial Data

	2002	Percent Change	2001	2000	1999	1998
Net Sales[1]	**$387,455,899**	+2.1	$379,407,075	$348,967,486	$328,987,099	$301,831,128
Income Before Income Taxes	**23,188,915**	+35.3	17,142,193	47,565,673	40,269,981	33,590,229
Net Income[2]	**12,446,915**	+41.6	8,787,193	28,135,673	23,927,981	19,474,229
Total Assets	**225,830,649**	−3.6	234,206,007	222,721,466	215,990,877	198,982,290
Return on Assets (percent)	**5.5**	+44.7	3.8	12.6	11.1	9.8
Noncurrent Liabilities	**31,764,636**	−21.6	40,520,140	28,946,453	27,525,033	25,246,269
Stockholders' Equity	**162,343,106**	+1.5	159,898,075	159,912,465	150,039,989	142,934,735
Return on Average Equity (percent)	**7.7**	+42.6	5.4	18.6	16.5	13.5
Per Share of Common Stock:						
Basic Net Income	**$1.30**	+42.9	$0.91	$2.85	$2.29	$1.77
Diluted Net Income	**1.30**	+42.9	0.91	2.85	2.29	1.76
Stockholders' Equity[3]	**16.96**	+2.7	16.51	16.22	14.37	12.97
Cash Dividends Declared	**.64**	0.0	.64	.60	.57	.56
Basic Weighted Average Shares Outstanding	**9,569,947**	−1.2	9,684,510	9,859,610	10,444,076	11,023,934
Diluted Weighted Average Shares Outstanding	**9,595,945**	−1.2	9,708,299	9,873,680	10,445,836	11,041,819

[1] *Net sales for the years 2000 and 1999 were positively impacted by the acquisition of ACS/SIMCO in the third quarter of 1999. In addition, net sales for 2002 and 2001 were also positively impacted by the acquisition of the North American Industrial Products and Kent Automotive Divisions in March 2001.*

[2] *In 2002, the Company recorded $421,000, net of tax, of restructuring charges for compensation arrangements related to management personnel reductions. The Company adopted SFAs No. 142 as of January 1, 2002. Therefore, the Company discontinued amortization of goodwill for 2002. Net income for 2001 was reduced by $731,000 related to goodwill amortization. In 2001, the Company recorded non-recurring charges for the write-off of capitalized software and implementation costs related to an enterprise information system project which the Company decided to discontinue as well as a promotional program related to the acquisition of Premier operations. These charges reduced net income by $5,138,000 and $2,021,000, respectively. During 2000, the Company recorded a gain of $2,136,000 as a result of the sale of the Company's interest in a real estate investment. In 1999 and 1998, the Company recorded special charges for compensation arrangements related to management personnel reductions and retirements which reduced net income by $1,760,000 and $1,520,000, respectively. Additionally, in 1999, a gain of $554,000 was recorded on the sale of marketable securities.*

[3] *These per share amounts were computed using basic weighted average shares outstanding for all periods presented.*

To Our Stockholders

The past year posed challenges in every market served by the Lawson Family of Businesses. Our Company met those challenges. A great deal was accomplished in 2002 toward our strategy to expand our markets and to ensure profitable growth for years to come.

Lawson's reported earnings increased 41.6% on a 2.1% increase in sales volume. A portion of the increase in earnings was due to the absence of a special charge taken in 2001. We continued to make significant investments in our business during the year. Those investments had the effect of holding our earnings down to the reported level.

Refinements were made in our methods of operating, distributing and selling. We managed our investments, receivables and payables consistent with past performance. Our facilities and product lines were expanded. In addition to continuing our 29-year history of paying quarterly dividends, we repurchased an additional 196,250 shares of Lawson stock. And, by year-end, Lawson was again debt-free.

Overall, our sales volume increased to $387.5 million. In a difficult year for manufacturing companies, our OEM business segment grew 6%. Our combined sales volumes in Mexico, Canada and the United Kingdom increased 24% with substantial gains in each market. In the United States, our MRO business, which represents over 75% of our total volume, was flat.

After achieving improvements in the United States during the first four months of the year, we noticed that certain MRO industry segments we serve were experiencing declines in their businesses. These circumstances led us to review the overall performance of our field sales forces. We decided to focus our time, energy, talent, and resources on those sales representatives and field managers who share our desire for increased growth and market penetration, and in some cases terminate our relationship with those who did not. Although the terminations negatively affected MRO sales and earnings growth during the year, the gains from not having to manage unproductive personnel allowed us to better focus our resources and realize improved performance from other sales representatives and field managers.

Mid-year, a series of goal-based measurements tied to appropriate incentives were developed for sales representatives and sales managers. A revised hiring process and a new education curriculum were developed. The implementation of these programs began during the last quarter of 2002.

We enjoyed respectable growth and increased profitability in our OEM business segment during 2002. We continue to expand the distribution side of that segment. We also began to upgrade our production equipment with additional computer-aided manufacturing technology. Our goal is to reposition the manufacturing operation to effectively produce short-run, high-tolerance products needed by our customers on a short lead-time basis. This capability will complement our capacity to manufacture products in longer production runs.

In the third quarter, we directed a good deal of attention toward our inside sales group. New people were and continue to be added. We completed the relocation of this group to a new, better-designed facility. We have enjoyed growth each month thereafter and are now capable of servicing each of our MRO business units with the assistance of inside sales professionals.

We have developed stronger management teams and have adopted new business models in the United Kingdom and in Mexico, where we are engaged primarily in large account business. In many cases, we have assisted our customers by significantly reducing their inventory investment and the number of their suppliers. We have also taken responsibility for product lines outside of our more typical offerings. In some instances, we have established a full-time presence inside the facilities of customers. These undertakings are working well and we are now seeing the potential of profitability in these businesses.

Our Canadian MRO operations, including the sale and distribution of the product lines of Lawson, Cronatron and Kent Automotive, had a good year in 2002. We are nearing completion of a 33,000 square foot expansion in Mississauga, Ontario. This will nearly double the size of our distribution center and will accommodate the needs of all of our Canadian MRO and OEM businesses.

The Kent Automotive and C.B. Lynn business units produced healthy sales increases in 2002, each exceeding its sales goals. At Drummond American, two divisions were established during 2002. The J.I. Holcomb division was formally established to provide drain maintenance services and to provide specialized products for that purpose. At years end, the Guidon division was established to service boilers and cooling towers and to provide specialized products for that service.

The planned expansions of our facilities in the United States were completed during 2002. These expansions have added an aggregate of 160,000 square feet of space to our facilities in Des Plaines, Dallas, Fairfield and Cleveland. All are now fully operational, yielding approximately 1.1 million square feet of efficient warehouse, distribution and office space across North America and the United Kingdom.

Although we are keeping a focused eye on costs, we continue to invest in the enhancement of the methods by which we enter and service the markets in which we do business. These methods include our field sales forces, inside sales group, e-commerce effort, national accounts group and our computerized and in-plant inventory management services through our OEM business units.

We are paying particular attention to managing, motivating, educating and assisting our field sales forces. Through these sales professionals, the Lawson Family of Businesses is providing the most comprehensive, responsive and overall cost-effective service to customers in keeping their businesses running.

The year 2002 saw us expand our position in a number of geographic markets and industries by using an array of alternative market channels. It saw us increase our product lines and service offerings while we improved our purchasing, warehousing and distribution networks. And, it saw us emphasize creativity and flexibility in seeking new opportunities while we maintained the highest level of integrity in our dealings.

In our 51st year of business, the Lawson Family of Businesses is well positioned to enjoy an exciting and rewarding future.

Respectfully,



Robert J. Washlow
Chairman of the Board
Chief Executive Officer

April, 2003

Stock and Financial Data

MARKET PRICES FOR COMMON STOCK

The Company's Common Stock is traded in the over-the-counter market under the NASDAQ symbol of "LAWS." The approximate number of stockholders of record at December 31, 2002 was 901. The following table sets forth the High and Low closing sale prices as reported on the NASDAQ National Market System during the last two years.

	2002		2001	
	High	Low	High	Low
First Quarter	$29.00	$25.71	$28.69	$23.38
Second Quarter	33.09	26.80	29.30	24.64
Third Quarter	30.31	25.68	29.47	22.79
Fourth Quarter	31.90	27.55	27.80	22.55

CASH DIVIDENDS PAID PER SHARE

	2002	2001
First Quarter	$.16	$.16
Second Quarter	.16	.16
Third Quarter	.16	.16
Fourth Quarter	.16	.16
	$.64	$.64

CLASSES OF SIMILAR PRODUCTS

The Company's products may be grouped into the following classes of similar products, each of which accounted for the indicated percentages of consolidated revenues:

	Percent of Consolidated Revenues		
	2002	2001	2000
Fasteners, fittings and related parts	43%	45%	47%
Industrial supplies	48	47	49
Automotive and equipment maintenance parts	9	8	4
	100%	100%	100%

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,590,922	$ 6,986,556
Marketable securities	696,043	1,737,129
Accounts receivable, less allowance for doubtful accounts (2002 – $1,830,112; 2001 – $1,803,179)	42,989,647	45,740,042
Inventories	63,851,013	65,542,890
Miscellaneous receivables	3,201,802	2,981,961
Prepaid expenses	7,968,600	9,027,089
Deferred income taxes	3,463,000	2,471,000
Total Current Assets	129,761,027	134,486,667
Property, plant and equipment, at cost, less allowances for depreciation and amortization (2002 – $49,499,466; 2001 – $45,931,265)	39,518,838	39,059,470
Other assets:		
Investments in real estate	1,305,000	945,000
Cash value of life insurance	10,932,602	16,390,758
Deferred income taxes	11,987,000	10,679,000
Goodwill, less accumulated amortization (2002 – $1,674,529; 2001 – $1,674,529)	28,649,216	28,649,216
Other intangible assets, less accumulated amortization (2002 – $700,313; 2001 – $323,549)	1,999,396	2,073,080
Other	1,677,570	1,922,816
	56,550,784	60,659,870
	$225,830,649	$234,206,007
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Revolving line of credit	$ —	$ 4,000,000
Accounts payable	8,085,230	6,947,987
Accrued expenses and other liabilities	23,637,677	22,839,805
Total Current Liabilities	31,722,907	33,787,792
Noncurrent liabilities and deferred credits:		
Accrued liability under security bonus plans	20,614,050	19,296,652
Revolving line of credit	—	10,000,000
Deferred compensation and other liabilities	11,150,586	11,223,488
	31,764,636	40,520,140
Stockholders' equity:		
Preferred Stock, $1 par value: Authorized – 500,000 shares; Issued and outstanding – None	—	—
Common Stock, $1 par value: Authorized – 35,000,000 shares; Issued – 2002 – 9,494,011 shares; 2001 – 9,629,307 shares	9,494,011	9,629,307
Capital in excess of par value	2,387,456	912,921
Retained earnings	152,494,591	151,553,577
	164,376,058	162,095,805
Foreign currency translation adjustment	(2,032,952)	(2,197,730)
Accumulated other comprehensive loss	(2,032,952)	(2,197,730)
	162,343,106	159,898,075
	$225,830,649	$234,206,007

See notes to consolidated financial statements

Consolidated Statements of Income

	Year ended December 31,		
	2002	**2001**	**2000**
Net sales	**$387,455,899**	$379,407,075	$348,967,486
Cost of goods sold	**137,129,326**	131,064,519	117,256,150
Gross profit	**250,326,573**	248,342,556	231,711,336
Selling, general and administrative expenses	**226,570,836**	221,743,271	188,468,661
Special charges	**360,112**	8,496,101	—
Provision for doubtful accounts	**1,585,048**	1,901,379	1,419,120
Operating Income	**21,810,577**	16,201,805	41,823,555
Interest and dividend income	**52,886**	654,257	1,072,730
Interest expense	**(153,809)**	(705,756)	(7,959)
Gain from sale of partnership interest	—	—	3,502,336
Other income – net	**1,479,261**	991,887	1,175,011
	1,378,338	940,388	5,742,118
Income Before Income Taxes	**23,188,915**	17,142,193	47,565,673
Federal and state income taxes (benefit):			
Current	**12,919,000**	10,126,000	20,012,000
Deferred	**(2,177,000)**	(1,771,000)	(582,000)
	10,742,000	8,355,000	19,430,000
Net Income	**$ 12,446,915**	$ 8,787,193	$ 28,135,673
Net Income Per Share of Common Stock:			
Basic	**$1.30**	$0.91	$2.85
Diluted	**$1.30**	$0.91	$2.85

See notes to consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock, $1 par value	*Capital in excess of par value*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Comprehensive Income*
Balance at January 1, 2000	$10,203,922	$717,004	$140,200,567	$(1,081,504)	$ —
Net income			28,135,673		28,135,673
Other comprehensive income, net of tax:					
Unrealized gain on marketable securities				28,000	28,000
Adjustment for foreign currency translation				(568,000)	(568,000)
Other comprehensive loss for the year					(540,000)
Comprehensive income for the year					$27,595,673
Cash dividends declared			(5,875,305)		
Stock issued under employee stock plans	3,750	80,625			
Purchase and retirement of common stock	(501,268)	(35,904)	(11,395,095)		
Balance at December 31, 2000	9,706,404	761,725	151,065,840	(1,621,504)	
Net income			8,787,193		$8,787,193
Other comprehensive income, net of tax:					
Adjustment for foreign currency translation				(576,226)	(576,226)
Other comprehensive loss for the year					(576,226)
Comprehensive income for the year					$8,210,967
Cash dividends declared			(6,190,716)		
Stock issued under employee stock plans	7,400	159,100			
Purchase and retirement of common stock	(84,497)	(7,904)	(2,108,740)		
Balance at December 31, 2001	9,629,307	912,921	151,553,577	(2,197,730)	
Net income			12,446,915		$12,446,915
Other comprehensive income, net of tax:					
Adjustment for foreign currency translation				164,778	164,778
Other comprehensive income for the year					164,778
Comprehensive income for the year					$12,611,693
Cash dividends declared			(6,115,046)		
Stock issued under employee stock plans	60,954	1,510,553			
Purchase and retirement of common stock	(196,250)	(36,018)	(5,390,855)		
Balance at December 31, 2002	$ 9,494,011	$2,387,456	$152,494,591	$(2,032,952)	

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2002	2001	2000
Operating activities			
Net income	**$ 12,446,915**	$ 8,787,193	$ 28,135,673
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**5,505,560**	5,740,752	5,986,466
Amortization	**1,321,150**	2,405,261	677,197
Provision for allowance for doubtful accounts	**1,585,048**	1,901,379	1,419,120
Deferred income taxes	**(2,177,000)**	(1,771,000)	(582,000)
Deferred compensation and security bonus plans	**2,703,603**	3,399,366	3,922,781
Payments under deferred compensation and security bonus plans	**(1,635,338)**	(2,395,036)	(2,420,361)
Losses (Gains) from sale of marketable securities	**(299,611)**	(13,276)	803
Income from investments in real estate	**(600,000)**	(480,000)	(695,000)
Gain from sale of investment in real estate	**—**	—	(3,502,336)
Changes in operating assets and liabilities (Exclusive of effect of acquisition):			
Accounts receivable	**1,165,347**	(5,392,638)	(1,134,140)
Inventories	**1,691,877**	(3,093,011)	256,152
Prepaid expenses and other assets	**4,867,084**	3,258,709	(3,730,055)
Accounts payable and accrued expenses	**1,958,330**	(2,970,360)	(2,770,387)
Income taxes payable	**—**	(2,614,768)	(1,717,167)
Other	**429,009**	(315,698)	(961,691)
Net Cash Provided by Operating Activities	**28,961,974**	6,446,873	22,885,055
Investing activities			
Additions to property, plant and equipment	**(5,964,928)**	(5,228,929)	(3,392,458)
Purchases of marketable securities	**(8,340,339)**	(13,267,926)	(75,344,146)
Proceeds from sale of marketable securities	**9,681,036**	41,916,388	61,987,598
Proceeds from sale of investment in real estate	**—**	—	7,400,000
Acquisition of businesses, net of cash acquired	**—**	(36,890,933)	—
Other	**456,500**	240,000	200,000
Net Cash Used in Investing Activities	**(4,167,731)**	(13,231,400)	(9,149,006)
Financing Activities			
Proceeds from revolving line of credit	**36,500,000**	71,800,000	—
Payments on revolving line of credit	**(50,500,000)**	(57,800,000)	—
Purchases of common stock	**(5,623,123)**	(2,201,140)	(11,932,267)
Proceeds from exercise of stock options	**1,571,507**	166,500	84,375
Dividends paid	**(6,138,261)**	(6,105,987)	(5,951,058)
Net Cash Provided by (Used in) Financing Activities	**(24,189,877)**	5,859,373	(17,798,950)
Increase (Decrease) in Cash and Cash Equivalents	**604,366**	(925,154)	(4,062,901)
Cash and Cash Equivalents at Beginning of Year	**6,986,556**	7,911,710	11,974,611
Cash and Cash Equivalents at End of Year	**$ 7,590,922**	$ 6,986,556	$ 7,911,710

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE A – DESCRIPTION OF BUSINESS

Lawson Products, Inc. and subsidiaries principally are distributors of expendable parts and supplies for maintenance, repair and operation of equipment.

NOTE B – SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts and transactions of the Company and its wholly owned and majority owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Sales and associated cost of goods sold are recognized when products are shipped and title passes to customers.

Shipping and Handling Fees and Costs: Costs related to shipping and handling fees are included on the Income Statement in the caption Selling, general and administrative expenses and totaled $11,898,000, $11,460,000, and $10,521,000 in 2002, 2001 and 2000, respectively. Amounts billed to customers for shipping fees are included in net sales.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment in Real Estate: The Company's investment in real estate representing a limited partnership interest is carried on the basis of the equity method.

Marketable Securities: Marketable equity and debt securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains and losses, declines in value judged to be other-than-temporary, and interest and dividends are included in investment income. The cost of securities sold is based on the specific identification method.

Inventories: Inventories (principally finished goods) are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: Provisions for depreciation and amortization are computed by the straight-line method for buildings using useful lives of 20 to 30 years and by the double declining balance method for machinery and equipment, furniture and fixtures and vehicles using useful lives of 3 to 10 years.

Investment Tax Credits: Investment tax credits on assets leased to others (see Investment in Real Estate) are deferred and amortized over the useful life of the related asset.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents

Stock Options: Stock options are accounted for under Accounting Principles Board (APB) Opinion No. 25, "Accounting For Stock Issued to Employees." Under APB 25, the Company uses the intrinsic value method where no compensation expense is recognized because the exercise price of the stock options granted equals the market price of the underlying stock at the date of grant.

The following table shows the effect on net income and earnings per share if the Company had applied the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation."

	2002	2001	2000
Net income – as reported	$12,446,915	$8,787,193	$28,135,673
Deduct: Total stock based employee compensation expense determined under fair value method, net of tax	(37,915)	(49,193)	(167,673)
Net income – pro forma	12,409,000	8,738,000	27,968,000
Basic and diluted earnings per share – as reported	1.30	.91	2.85
Basic earnings per share – pro forma	1.30	.90	2.84
Diluted earnings per share – pro forma	1.29	.90	2.83

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over the option's vesting period. The pro forma effect on net income is not representative of the pro forma effect on net income in future years because grants made in 1996 and later years have an increasing vesting period.

Goodwill and Other Intangibles: Goodwill represents the cost of business acquisitions in excess of the fair value of identifiable net tangible assets acquired. Goodwill was amortized over 20 years using the straight-line method until the end of 2001.

In June 2001, the FASB issued Statement No. 141, "Business Combinations" and Statement No. 142 "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests. (See note H)

Foreign Currency Translation: The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of stockholders' equity. Realized foreign currency transaction gains and losses were not significant for the years ended December 31, 2002, 2001 and 2000.

Income per share: Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

Reclassifications: Certain amounts have been reclassified in the 2001 and 2000 financial statements to conform with the 2002 presentation.

New Accounting Standards: Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. The adoption of SFAS No. 144 on January 1, 2002 did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued statement No. 148 "Accounting for Stock-Based Compensation Transactions and Disclosure". SFAS No. 148 provides additional disclosure requirements for stock based compensation accounted for under APB No. 25.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which addresses the financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Previously, a company generally included an entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. Existing variable interest entities must be consolidated in the first fiscal year or interim period beginning after June 15, 2003. The Company has not determined what the effect of implementing FIN. No. 46 will be on earnings and financial position of the Company.

NOTE C – BUSINESS COMBINATION

On March 30, 2001, the Company purchased certain assets of Premier Farnell's Cleveland based North American Industrial Products (IPD) and Kent Automotive (Kent) Divisions for approximately $28.4 million plus approximately $7.2 million for related inventories. This all-cash transaction was accounted for as a purchase; accordingly, the accounts and transactions of the acquired business have been included in the consolidated financial statements since the date of acquisition. Under the agreement, the Company acquired the field sales, inside sales and customer service professionals, the customer accounts, certain administrative executives, and various intellectual properties, including trademarks and trade names of the divisions in certain territories.

The identifiable intangibles acquired in the acquisitions were recorded at an independent appraised value of approximately $1.4 million. These intangibles are being amortized over a weighted average estimated life of 15.1 years. The remaining excess of purchase price over net assets acquired of approximately $27.1 million represents goodwill. The assets acquired were recorded at fair values as determined by the Company's management. As the Company only acquired inventory and sales professionals of the IPD and Kent businesses, the Company is unable to provide any meaningful pro forma information of prior period results. Net sales attributed to the acquired division represented approximately $41,252,000 for 2001.

NOTE D – SPECIAL CHARGES

In the fourth quarter of 2002, the Company recorded a special charge of $568,000 for severance for several members of management. Approximately $196,000 was paid in 2002 and the remaining benefits will be paid through 2004.

In the fourth quarter of 2001, the Company wrote-off capitalized software and implementation costs of a discontinued enterprise information system project. This write-off represents a non-cash charge of $8,527,000 ($5,138,000 net of tax benefits).

The table below shows an analysis of the company's reserves for special charges:

Description of Item (In thousands)	*Severance and Related Expenses*	*Asset Writedown*	*Total*
Balance December 31, 1999	$4,032	$ –	$4,032
Charged to earnings 2000	–	–	–
Cash paid in 2000	(1,659)	–	(1,659)
Balance December 31, 2000	$2,373	$ –	$2,373
Charged to earnings 2001	–	8,527	8,527
Cash paid in 2001	(884)	–	(884)
Non-cash utilization	–	(8,527)	(8,527)
Adjustment to reserves	(31)	–	(31)
Balance December 31, 2001	$1,458	$ –	$1,458
Charged to earnings 2002	568	–	568
Cash paid in 2002	(942)	–	(942)
Adjustment to reserves	(208)	–	(208)
Balance December 31, 2002	$ 876	$ –	$ 876

Lawson Products, Inc.
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ACS




C.B.
LYNN

Featured as being tied for 6th place in Selling Power Magazine's list of the "50 Best Companies to Sell For" is an honor that makes us proud of Lawson Products, Inc. It reinforces the efforts of our management team in assembling and motivating our sales forces and positions us at the top of our marketplace as we continue to grow.

NOTE E – MARKETABLE SECURITIES

The following is a summary of the Company's investments at December 31 which are classified as available-for-sale. The contractual maturity of all marketable securities at December 31, 2002 is less than one year.

(In thousands)	*Gross Cost*	*Gross Unrealized Gains*	*Estimated Unrealized Losses*	*Fair Value*
2002				
Foreign government securities	$ 696	$ –	$ –	$ 696
2001				
Foreign government securities	$1,737	$ –	$ –	$1,737

The gross realized gains on sales of marketable securities totaled: $300,000, $13,000 and $1,000 in 2002, 2001 and 2000, respectively, and the gross realized losses totaled $0, $0 and $2,000, respectively. The net adjustment to unrealized holding gains included as a separate component of stockholders' equity, net of taxes, totaled $28,000 in 2000.

NOTE F – PROPERTY, PLANT AND EQUIPMENT

The cost of property, plant and equipment consists of:

	2002	2001
Land	$ 6,607,670	$ 6,597,182
Buildings and improvements	42,090,375	40,905,512
Machinery and equipment	32,701,666	31,214,970
Furniture and fixtures	5,965,585	5,557,969
Vehicles	406,201	252,251
Construction in Progress	1,246,807	462,851
	$89,018,304	$84,990,735

NOTE G – INVESTMENT IN REAL ESTATE

The Company is a limited partner in a real estate limited partnership. An officer and member of the Board of Directors of the Company has a 1.5% interest as the general partner in this partnership. This interest is subordinated to the Company's interests in distributable cash. The partnership owns an office building which carries a mortgage of approximately $4.5 million at December 31, 2002.

In the fourth quarter of 2000, the Company sold its interest in a real estate partnership for $7,400,000 to the general partners, of which one is an officer and member of the Board of Directors, resulting in an after-tax gain to the Company of $2,136,000. A special committee of outside directors of the Board of Directors approved the sales price after receiving independent appraisals of the property sold.

NOTE H– GOODWILL AND OTHER INTANGIBLES

As discussed in Note B - Summary of Major Accounting Policies, the Company adopted FASB statement No. 142 "Goodwill and Other Intangibles" as of January 1, 2002. The Company performed the initial test of impairment as of January 1, 2002 as well as the first annual impairment test during the fourth quarter of 2002. Both tests determined the Company's goodwill was not impaired.

The Company's pro forma information for intangible assets that are no longer being amortized effective January 1, 2002 consisted of the following:

	2002	2001	2000
Net income – as reported	$12,446,915	$8,787,193	$28,135,673
Goodwill amortization	–	730,911	118,965
Net income – pro forma	12,446,915	$9,518,104	28,254,638
Diluted earnings per share – as reported	1.30	.91	2.85
Diluted earnings per share – pro forma	1.30	.98	2.86

Intangible assets subject to amortization were as follows:

(In thousands)	*December 31, 2002* Gross Balance	Accumulated Amortization	Net Carrying Amount
Trademarks and tradenames	$1,747	$668	$1,079
Customer lists	953	33	920
	$2,700	$701	$1,999

(In thousands)	*December 31, 2001* Gross Balance	Accumulated Amortization	Net Carrying Amount
Trademarks and tradenames	$1,747	$324	$1,423
Customer lists	650	–	650
	$2,397	$324	$2,073

Trademarks and tradenames are being amortized over a weighted average 15.14 years. Customer lists are being amortized over 15.23 years. Amortization expense, all of which was included in the MRO distribution segment, for the intangible assets was $377,000 and $137,000 in 2002 and 2001, respectively. Amortization expense for each of the next five years is estimated as follows:

(In thousands)	2003	2004	2005	2006	2007
Amortization expense	$322,000	$176,000	$143,000	$143,000	$98,000

NOTE I – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	2002	2001
Salaries, commissions and other compensation	$ 5,874,674	$ 5,547,617
Accrued special charges	875,584	1,458,054
Accrued and withheld taxes, other than income taxes	2,756,961	2,607,879
Accrued profit sharing contributions	3,269,578	2,843,621
Accrued self-insured health benefits	1,500,000	1,300,000
Cash dividends payable	1,519,042	1,540,689
Other	7,841,838	7,541,945
	$23,637,677	$22,839,805

NOTE J – LINE OF CREDIT

On February 21, 2001, the Company entered into a $50 million unsecured multi-currency line of credit. The Company had nothing outstanding under the line at December 31, 2002 and $14 million outstanding under the line at December 31, 2001 at an interest rate of 3.06 percent. Amounts outstanding under the line carried interest at 1.5% below the prime rate or .75% over the LIBOR rate as determined by the Company. The line matures on February 21, 2006. Since the line's interest rate floats on a variable basis with either prime or LIBOR, the carrying value of the debt approximates fair value. The line requires the Company to meet certain covenants, all of which were met on December 31, 2002. The Company paid interest of $220,000 and $605,000, respectively, in 2002 and 2001.

NOTE K – STOCK PLANS

In 2002, 2001 and 2000, the Company granted Stock Performance Rights (SPRs) pursuant to an incentive plan adopted in 2000. These SPRs have an exercise price ranging from $24.64 to $31.00 per share. These SPRs vest at 20% per year and entitle the recipient to receive a cash payment equal to the difference between the SPR price and the market value of the Company's common stock when the SPRs are surrendered. Compensation expense for the SPRs in 2002, 2001 and 2000 was $244,000, $0 and $0, respectively.

Additional information with respect to SPRs is summarized as follows:

	Average SPR Exercise Price	*# of SPRs*
Outstanding January 1, 2000	$ —	—
Granted	26.50	71,250*
Outstanding December 31, 2000	26.50	71,250
Granted	27.08	149,000**
Outstanding December 31, 2001	26.90	220,250
Granted	30.33	15,000
Outstanding December 31, 2002	$27.12	235,250

* *Includes 29,300 SPRs vested at December 31, 2002*
** *Includes 29,000 SPRs vested at December 31, 2002*

The Incentive Stock Plan As Amended (Plan), provides for the issuance of shares of Common Stock to non-employee directors, officers and key employees pursuant to stock options, SPRs, stock purchase agreements and stock awards. 575,673 shares of Common Stock were available for issuance under the Plan as of December 31, 2002.

The Plan permits the grant of incentive stock options, subject to certain limitations, with substantially the same terms as non-qualified stock options. Non-employee directors are not eligible to receive incentive stock options. Stock options are not exercisable within six months from date of grant and may not be granted at prices less than the fair market value of the shares at the dates of grant. Benefits may be granted under the Plan through December 16, 2006.

Additional information with respect to the Plan is summarized as follows:

	Average Price	*Option Shares*
Outstanding January 1, 2000	$24.18	270,190
Granted	23.56	11,000
Exercised	22.50	(3,750)
Canceled or expired	27.50	(97,050)
Outstanding December 31, 2000	22.86	180,390
Granted	—	—
Exercised	22.50	(7,400)
Canceled or expired	—	—
Outstanding December 31, 2001	22.87	172,990
Granted	—	—
Exercised	22.73	(50,954)
Canceled or expired	—	—
Outstanding December 31, 2002	$22.93	122,036
Exercisable options at		
December 31, 2002	$22.90	114,286
December 31, 2001	$22.79	157,990
December 31, 2000	$22.71	157,890

As of December 31, 2002, the Company had the following outstanding options:

Exercise Price	$22.44-$23.56	$26.75	$27.00
Options Outstanding	112,536	9,000	500
Weighted Average Exercise Price	$22.60	$26.75	$27.00
Weighted Average Remaining Life	3.8	5.3	4.7
Options Exercisable	104,786	9,000	500
Weighted Average Exercise Price	$22.55	$26.75	$27.00

Disclosure of pro forma information regarding net income and net income per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes options pricing model.

No options were granted in 2002 or 2001. The Company's weighted average fair value of options granted in 2000 and assumptions used, were as follows:

	2000
Risk-free interest rate	5.22%
Dividend yield	2.00%
Stock price volatility factor	.19
Weighted average expected life (years)	8
Weighted average fair value of options granted	$6.25

NOTE L – PROFIT SHARING AND SECURITY BONUS PLANS

The Company and certain subsidiaries have a profit sharing plan for office and warehouse personnel. The amounts of the companies' annual contributions are determined by the respective boards of directors subject to limitations based upon current operating profits (as defined) or participants' compensation (as defined).

The plan also has a 401(k) defined contribution saving feature. This feature, available to all participants, was provided to give employees a pre-tax investment vehicle to save for retirement. The Company does not match the contributions made by plan participants.

The Company and its subsidiaries also have in effect security bonus plans for the benefit of their regional managers and independent sales representatives, under the terms of which participants are credited with a percentage of their yearly earnings (as defined). Of the aggregate amounts credited to participants' accounts, 25% vests after five years and an additional 5% vests each year thereafter. For financial reporting purposes, amounts are charged to operations over the vesting period.

Provisions for profit sharing and security bonus plans aggregated $5,689,000, $5,363,000 and $5,222,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE M – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred income taxes include net operating loss carryforwards of a foreign subsidiary which do not expire. The valuation allowance has been provided since there is no assurance that the benefit of the net operating loss carryforwards will be realized. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

Deferred Tax Assets:	2002	2001
Compensation and benefits	$13,128,000	$11,938,000
Inventory	3,258,000	2,363,000
Net operating loss carryforwards of subsidiary	6,587,000	5,106,000
Accounts receivable	591,000	557,000
Other	1,095,000	1,183,000
Total Deferred Tax Assets	24,659,000	21,147,000
Valuation allowance for deferred tax assets	(6,587,000)	(5,106,000)
Net Deferred Tax Assets	18,072,000	16,041,000
Deferred Tax Liabilities:		
Property, plant & equipment	676,000	675,000
Investment in real estate	1,560,000	1,767,000
Other	386,000	449,000
Total Deferred Tax Liabilities	2,622,000	2,891,000
Total Net Deferred Tax Assets	$15,450,000	$13,150,000

Net deferred tax assets include the tax impact of items in comprehensive income of $1,095,000 and $1,183,000 at December 31, 2002 and 2001, respectively.

Income (loss) before income taxes for the years ended December 31, consisted of the following:

	2002	2001	2000
United States	$27,905,741	$18,522,707	$49,259,320
Foreign	(4,716,826)	(1,380,514)	(1,693,647)
	$23,188,915	$17,142,193	$47,565,673

The provisions for income taxes for the years ended December 31, consisted of the following:

	2002	2001	2000
Current:			
Federal	$10,972,000	$8,348,000	$16,945,000
State	1,947,000	1,778,000	3,067,000
	12,919,000	10,126,000	20,012,000
Deferred benefit	(2,177,000)	(1,771,000)	(582,000)
	$ 10,742,000	$ 8,355,000	$19,430,000

The reconciliation between the effective income tax rate and the statutory federal rate is as follows:

	2002	2001	2000
Statutory federal rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	5.5	6.7	4.2
Foreign losses	9.3	5.1	1.5
Other items, net	(3.5)	1.9	.1
Provision for income taxes	46.3%	48.7%	40.8%

Income taxes paid for the years ended December 31, 2002, 2001, and 2000 amounted to $11,370,000, $13,399,000 and $21,212,000, respectively.

NOTE N – COMMITMENTS

The Company's minimum rental commitments, principally for equipment, under noncancelable leases in effect at December 31, 2002, amounted to approximately $15,632,000. Such rentals are payable as follows: 2003 – $3,084,000; 2004 – $2,660,000; 2005 – $2,172,000; 2006 – $1,890,000; 2007 – $1,675,000; and 2008 and thereafter – $4,151,000.

Total rental expense for the years ended December 31, 2002, 2001 and 2000 amounted to $3,669,000, $3,090,000 and $2,783,000, respectively.

NOTE O – INCOME PER SHARE

The computation of basic and diluted earnings per share consisted of the following:

	Year ended December 31		
(In thousands, except per share data)	**2002**	**2001**	**2000**
Numerator:			
Net income	$12,447	$8,787	$28,136
Denominator:			
Denominator for basic income per share – weighted average shares	9,570	9,685	9,860
Effect of dilutive securities:			
Stock option plans	26	23	14
Denominator for diluted income per share – adjusted weighted average shares	9,596	9,708	9,874
Basic income per share	$1.30	$0.91	$2.85
Diluted income per share	$1.30	$0.91	$2.85

NOTE P – SEGMENT REPORTING

The Company has four reportable segments: Maintenance, Repair and Replacement (MRO) distribution, Original Equipment Manufacturer (OEM) distribution and manufacturing, International Maintenance, Repair and Replacement (INTLMRO) distribution in Canada and International Original Equipment Manufacturer (INTLOEM) distribution in Mexico and the United Kingdom. Prior to 2002, the Company combined the results of INTLMRO and INTLOEM in one reportable segment. The Company has reclassified 2001 and 2000 presentation to conform to the 2002 presentation. The operations of the Company's MRO and INTLMRO distribution segments distribute a wide range of MRO parts to repair and maintenance organizations by the Company's force of independent sales agents.

The operations of the Company's OEM segment manufacture and distribute component parts to large OEM manufacturers through a network of independent sales agents as well as internal sales employees.

The INTLMRO distribution segment distributes component parts to large OEM manufacturers through a network of independent sales agents as well as internal sales employees.

The Company's reportable segments are distinguished by the nature of products distributed and sold, types of customers, and geographical location.

The Company evaluates performance and allocates resources to reportable segments primarily based on operating income. The accounting polices of the reportable segments are the same as those described in the summary of significant policies except that the Company records its federal and state deferred tax assets and liabilities at corporate. Intersegment sales are not significant.

Financial information for the Company's reportable segments consisted of the following:

	Year ended December 31		
	2002	**2001**	**2000**
Net sales			
MRO distribution	$306,862,751	$306,917,045	$283,969,540
OEM distribution	55,546,938	52,350,227	52,001,028
International MRO distribution	16,504,952	13,998,416	7,980,367
International OEM distribution	8,541,258	6,141,387	5,016,551
Consolidated total	$387,455,899	$379,407,075	$348,967,486
Operating Income (loss)			
MRO distribution	$23,828,009	$15,167,119	$39,336,157
OEM distribution	2,490,409	2,165,731	4,052,210
International MRO distribution	1,050,523	870,255	341,257
International OEM distribution	(5,558,364)	(2,001,300)	(1,906,069)
Consolidated total	$21,810,577	$16,201,805	$41,823,555
Capital expenditures			
MRO distribution	$3,941,080	$4,496,163	$2,761,755
OEM distribution	868,480	683,937	570,225
International MRO distribution	944,109	39,976	46,812
International OEM distribution	211,259	8,853	13,666
Consolidated total	$5,964,928	$5,228,929	$3,392,458
Depreciation and amortization			
MRO distribution	$5,649,831	$6,553,422	$5,176,344
OEM distribution	798,582	1,060,392	1,130,394
International MRO distribution	120,992	278,437	100,790
International OEM distribution	257,305	253,762	256,135
Consolidated total	$6,826,710	$8,146,013	$6,663,663
Total assets			
MRO distribution	$155,439,382	$166,440,355	$160,169,065
OEM distribution	32,573,417	34,183,609	32,181,862
International MRO distribution	13,988,741	15,033,073	13,639,261
International OEM distribution	8,379,109	5,398,970	5,662,278
Segment total	210,380,649	221,056,007	211,652,466
Corporate	15,450,000	13,150,000	11,069,000
Consolidated total	$225,830,649	$234,206,007	$222,721,466
Goodwill			
MRO distribution	$22,103,856	$22,103,856	$ —
OEM distribution	2,251,247	2,251,247	2,251,247
International MRO distribution	4,294,113	4,294,113	—
International OEM distribution	—	—	—
Consolidated total	$28,649,216	$28,649,216	$2,251,247

The reconciliation of segment profit to consolidated income before income taxes consisted of the following:

	Year ended December 31		
	2002	**2001**	**2000**
Total operating income for reportable segments	$21,810,577	$16,201,805	$41,823,555
Interest and dividend income	52,886	654,257	1,072,730
Interest expense	(153,809)	(705,756)	(7,959)
Gain from sale of partnership interest	—	—	3,502,336
Other - net	1,479,261	991,887	1,175,011
Income before income taxes	$23,188,915	$17,142,193	$47,565,673

Financial information related to the Company's operations by geographic area consisted of the following:

	Year ended December 31		
	2002	**2001**	**2000**
Net sales			
United States	$362,409,689	$359,267,272	$335,970,568
Canada	16,504,952	13,998,416	7,980,367
Other foreign countries	8,541,258	6,141,387	5,016,551
Consolidated total	$387,455,899	$379,407,075	$348,967,486

	December 31		
	2002	**2001**	**2000**
Long-lived assets			
United States	$60,677,605	$61,012,500	$39,155,963
Canada	7,129,149	6,300,247	2,154,539
Other foreign countries	361,300	395,939	525,444
Consolidated total	$68,168,054	$67,708,686	$41,835,946

Net sales are attributed to countries based on the location of customers. Long-lived assets consist of total property, plant and equipment and intangible assets such as goodwill.

NOTE Q – SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS

Unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are summarized as follows:

	Quarter ended			
2002	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**[1,2]
(In thousands, except per share data)				
Net sales[4]	$95,746	$99,890	$98,474	$93,346
Cost of goods sold[4]	33,704	35,343	35,211	32,871
Income before income taxes[4]	6,410	8,056	6,628	2,095
Provision for income taxes	2,578	3,360	2,869	1,935
Net income	3,832	4,696	3,759	160
Net income per share of common stock Basic and Diluted	.40	.49	.39	.02
Diluted weighted average shares outstanding	9,657	9,643	9,576	9,526

	Quarter ended			
2001	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**[1,3]
(In thousands, except per share data)				
Net sales[4]	$83,650	$98,980	$100,000	$96,777
Cost of goods sold[4]	29,937	33,888	35,256	31,984
Income (loss) before income taxes[4,5]	5,825	6,927	5,838	(1,448)
Provision for income taxes	2,587	2,939	2,525	304
Net income (loss)	3,238	3,988	3,313	(1,752)
Net income (loss) per share of common stock Basic and Diluted	.33	.41	.34	(.18)
Diluted weighted average shares outstanding	9,730	9,740	9,715	9,652

1 *Inventories and cost of goods sold during interim periods are determined through the use of estimated gross profit rates. The difference between actual and estimated gross profit rates used for interim periods is adjusted in the fourth quarter. This adjustment increased net income by approximately $1,955,000 and $2,055,000 in 2002 and 2001, respectively.*

2 *The fourth quarter included $421,000 of restructuring charges for compensation arrangements related to management personnel reductions.*

3 *The fourth quarter included non-recurring charges for the write-off of capitalized software and implementation costs of an enterprise information system project which the Company decided to discontinue as well as a non-recurring promotional program related to the acquisition of Premier operations. These charges reduced net income by $5,138,000 and $2,021,000, respectively.*

4 *The Company acquired the business of Premier as of March 30, 2001. The results of the acquisition are included in the quarterly results since the date of the acquisition.*

5 *The Company adopted SFAS No. 142 as of January 1, 2002. Therefore, the Company discontinued amortization of goodwill for all quarters of 2002. Pre-tax income included goodwill amortization of $45,000, $388,000, $388,000, and $388,000, for the respective quarters in 2001.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

As further described in the Notes to Consolidated Financial Statements, Note P – Segment Reporting, the Company distributes Maintenance, Repair and Replacement consumables, reporting this activity as the "MRO distribution" segment in the United States and as the "International MRO distribution" segment in Canada. The manufacture and distribution of specialized component parts in the United States is reported as the "OEM distribution" segment. Distribution of specialized component parts in Mexico and the United Kingdom is reported as the "International OEM distribution" segment.

In 2002, total sales increased by $8.1 million, or 2.1%, to $387.5 million from $379.4 million in 2001, comprising an increase of $2.5 million, or 0.8% in the MRO segments and $5.6 million, or 9.6% in the OEM segments. The MRO increase was attributable to sales generated by the addition of field and inside sales representatives from the IPD and Kent divisions of the North American business of Premier Farnell, acquired March 30, 2001, partially offset by the effects of continuing difficult market conditions and a planned reduction in the number of under-performing domestic sales agents from 2001 levels. The sales increase in the OEM segments was attributable to increased penetration of existing accounts as well as new customer development efforts, both domestically and internationally in these growing business segments.

Gross profit increased by $2.0 million, or 0.8%, to $250.3 million during 2002 from $248.3 million in 2001. This increase resulted from the sales increase noted above, partially offset by a decline in gross profit as a percent of total sales, to 64.6% from 65.5%. This reduction in gross profit percentage is due to relatively higher growth in the OEM segments, which traditionally carry a lower gross profit rate than MRO but also have lower operating costs. In 2002, OEM gross profit was 25.2% of sales, compared to 30.2% in 2001. In 2002, OEM gross profit was negatively impacted by a $2.1 million inventory write-off, principally resulting from a change in the inventory profile by our U.K. business to better serve our current customer base. Excluding this write-off, OEM gross profit was 28.5% and total gross profit was 65.1%. The gross profit percentage of the MRO segments was 72.4% of sales in 2002, compared to 71.9% in 2001.

Selling, general and administrative (S,G&A) expenses increased by $4.8 million, or 2.2%, to $226.6 million (58.5% of sales) in 2002 from $221.7 million (58.4% of sales) in 2001. The increase in S,G&A was attributable to wage and operating cost increases, and to continued investment in various selling and product education initiatives, coupled with higher health costs. The increase was partially offset by the cessation of amortization of goodwill pursuant to adoption of FASB Statement No. 142 by the Company at the beginning of 2002, reduced MRO promotional program costs put in place to support the newly acquired Premier business and the absence of non-recurring costs associated with the IPD/Kent acquisition. If FASB Statement No. 142 had been adopted at the beginning of 2001, the non-amortization of goodwill would have resulted in a decrease S,G&A expenses of approximately $1.2 million.

Operating income increased by $5.6 million, or 34.6%, to $21.8 million in 2002 from $16.2 million in 2001. The increase resulted primarily from higher net sales, the $8.5 million write-off of an enterprise information system included in 2001 results and the absence of goodwill amortization and acquisition costs noted above, partially offset by the OEM inventory write-off.

Interest expense was $0.2 million in 2002 compared to $0.7 million in 2001. The decrease was attributable to the Company's repayment of all of its outstanding debt from a revolving line of credit, coupled with lower interest rates in 2002.

The effective income tax rates were approximately 46.3% and 48.7%, respectively, for 2002 and 2001.

Net income increased by $3.6 million, or 41.6%, to $12.4 million during 2002 from $8.8 million in 2001, while income per share increased 42.9% to $1.30 in 2002 from $0.91 in 2001. The principal factors affecting net income and earnings per share are stated above. Per share net income for 2002 and 2001 was positively impacted by the Company's share repurchase program.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

In 2001, net sales increased by $30.4 million, or 8.7%, to $379.4 million in 2001 from $349.0 million in 2000, reflecting an increase of $28.9 million, or 9.9% in the MRO segments and $1.5 million, or 2.6% in the OEM segments. The increase for the MRO segments was attributable to the $34.9 million in sales generated by the addition of field and inside sales representatives from the IPD and Kent divisions of the North American business of Premier Farnell, offset by reduced contributions from other MRO sales representatives. The sales increase in the OEM segments was principally attributable to increased penetration of existing accounts in Mexico and the U.S.

Gross profit increased by $16.6 million, or 7.2%, to $248.3 million during 2001 from $231.7 million in 2000. The increase was due to the MRO sales gain noted above, partially offset by a decrease in gross profit from the OEM segments. As a percent of net sales, gross profit decreased to 65.5% from 66.4%. In 2001, MRO gross profit was 71.9% of sales, compared to 72.8% in 2000. This decrease in gross profit percentage is primarily due to pricing inconsistencies on certain Premier product lines of the MRO segments added as part of the 2001 acquisition discussed above. The OEM gross profit in 2001 was 30.2%, compared to 33.7% in 2000. The OEM gross profit percentage in 2001 was adversely impacted by significant pricing pressures.

S,G&A expenses increased by $33.2 million, or 17.7%, to $221.7 million in 2001 from $188.5 million in 2000. This increase resulted principally from higher sales agent compensation relative to the sales generated by the field representatives added as part of the Premier acquisition, higher expenses incurred to expand the Company's national sales group, integrate approximately 400 Premier sales professionals, absorb over $1 million of transition costs to integrate acquired inventory, and to realign existing warehouses and upgrade information systems. Additionally, MRO results were adversely impacted by a $3.4 million non-recurring promotional program put in place to support the newly acquired Premier business. As a percent of net sales, S,G&A expenses increased to 58.4% from 54.0%.

Operating income decreased by $25.6 million, or 61.3%, to $16.2 million during 2001 from $41.8 million in 2000. The decrease was primarily attributable to the higher S,G&A expenses, the $8.5 million write-off of an enterprise information system and non-recurring promotional programs, which more than offset the higher net sales noted above. OEM operating income decreased due to lower gross margins resulting from significant pricing pressures, as noted above.

Investment and other income was $1.6 million in 2001 compared to $5.8 million in 2000. The 72.4% decrease is primarily attributable to a $3.5 million gain from the sale of a partnership interest in 2000 and to a lesser extent, lower interest income resulting from significantly lower marketable securities balances in 2001. The Company used the proceeds from the sale of marketable securities to partially finance the Premier acquisition.

Interest expense was $0.7 million in 2001 and was principally attributable to the interest incurred on the $50 million unsecured line of credit entered into in February 2001 in connection with the Premier acquisition.

The effective income tax rates were approximately 48.7% and 40.8%, respectively, for 2001 and 2000. The increase in the effective tax rate resulted from the increased effect of non-deductible foreign operation losses when measured against significantly lower income before income taxes in 2001.

Net income decreased by $19.3 million, or 68.8%, to $8.8 million during 2001 from $28.1 million in 2000, while diluted income per share declined 68.1% to $0.91 in 2001 from $2.85 in 2000. As discussed above, the principal factors attributable to the decline in net income and diluted earnings per share were significantly higher S,G&A expenses, the absence of a gain on sale of the Company's partnership interest recorded last year, lower investment and other income and a higher effective income tax rate, which more than offset the gain in net sales. Per share net income for 2001 and 2000 was positively impacted by the Company's share repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations and a $50 million unsecured line of credit entered into in February 2001 have continued to be sufficient to fund operating requirements, cash dividends and capital improvements. Such internally generated funds and the line of credit are also expected to finance the Company's future growth.

Cash flows provided by operations for 2002, 2001 and 2000 were $29.0 million, $6.4 million and $22.9 million, respectively. The improvement in 2002 was due primarily to decreasing operating assets, increasing operating liabilities, as well as the gain in net income noted above. In 2001, cash flows from operations were negatively impacted by the decline in net income noted above, as well as increases in operating assets associated with the acquisition of IPD and Kent, and lower operating liabilities. Working capital at December 31, 2002 and 2001 was approximately $98 million and $101 million, respectively. At December 31, 2002 the current ratio was 4.1 to 1 as compared to 4.0 to 1 at December 31, 2001.

Additions to property, plant and equipment were $6.0 million, $5.2 million and $3.4 million, respectively, for 2002, 2001 and 2000. Consistent with prior years, capital expenditures were incurred primarily for improvement of existing facilities and for the purchase of related equipment, as well as for the improvement of new leased facilities. Capital expenditures during 2001 primarily reflect purchases of computer equipment and improvement of existing facilities and purchases of related equipment. In 2000, additions to property, plant and equipment primarily reflect purchases of computer equipment.

Future obligations and commitments to make future payments under contracts consisted of rental commitments as of December 31, 2002 as follows:

(In thousands)	2003	2004	2005	2006	2007	2008 and thereafter	Total
Total contractual cash obligations	$3,084	$2,660	$2,172	$1,890	$1,675	$4,151	$15,632

On March 30, 2001, the Company purchased certain assets of Premier Farnell's Cleveland based North American Industrial Products and Kent Automotive Divisions for approximately $28.4 million plus approximately $7.2 million for related inventories. The all-cash transaction was accounted for as a purchase; accordingly the accounts and transactions of the acquired business have been included in the consolidated financial statements since the date of acquisition. Under the agreement, the Company acquired the field sales, telephone sales and customer service professionals, the customer accounts, certain administrative executives, and use of various intellectual properties, including trademarks and trade names of the Industrial Products and Kent Automotive divisions in certain territories. Premier Farnell's Premier Fastener, Rotanium Products, Certainium Alloys, CT Engineering, JI Holcomb and Kent Automotive business units in the United States, Canada, Mexico, Central America and the Caribbean were combined with the Company's existing operations.

The assets acquired were recorded at fair values based on actual purchase cost of inventories and valuations of various intellectual properties, including trademarks and trade names of the IPD and Kent divisions. This acquisition did not require a significant investment by the Company in facilities or equipment. The acquisition generated approximately $41.2 million of incremental sales. The Company only acquired inventory and portions of the IPD and Kent business, and is therefore unable to provide any meaningful pro forma information of prior period results.

During 2002, the Company purchased 196,250 shares of its common stock for approximately $5.6 million. Of these purchases, 193,415 shares were acquired pursuant to the 2000 Board authorization to purchase up to 500,000 shares. The additional 2,835 shares purchased during 2002 represented the remaining shares authorized for purchase under the 1999 Board authorization to purchase up to 500,000 shares. In 2001, the Company purchased 84,497 shares of its own common stock for approximately $2.2 million. These shares were acquired pursuant to the 1999 Board authorization to purchase up to 500,000 shares. In 2000, the Company purchased 501,268 shares of its own common stock for approximately $11.9 million. Of these purchases, 412,668 shares were acquired pursuant to the 1999 Board authorization described above and 88,600 shares represented the remaining shares authorized for purchase under the 1998 Board authorization to purchase up to 500,000 shares. At December 31, 2002, 306,585 shares were available for purchase pursuant to the 2000 Board authorizations. Funds to purchase these shares were provided by investments and cash flows from operations.

CRITICAL ACCOUNTING POLICIES

The Company has disclosed its accounting policies in Note B to the consolidated financial statements. The following provides supplemental information to these accounting policies as well as information on the accounts requiring more significant estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – METHODOLOGY

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial down-grading of credit ratings), a specific reserve for bad debts is recorded against amounts due to reduce the receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the Company's historical experience of bad debt write-offs as a percent of accounts receivable outstanding. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the estimates of the recoverability of amounts due the Company could be revised by a material amount.

INVENTORIES – SLOW MOVING AND OBSOLESCENCE

The Company carries significant amounts of inventories, which is a part of the Company's strategy as a competitive advantage in its ability to fulfill the vast majority of our customers' orders the same day received. However, this strategy also increases the chances that portions of the inventory have decreased in value below their carrying cost. To reduce inventory to a lower of cost, or market value, the Company records a reserve for slow-moving and obsolete inventory. The Company defines obsolete as those inventory parts on hand which the Company plans to discontinue to offer to its customers. Slow-moving inventory is monitored by examining reports of parts which have not been sold for extended periods. The Company records the reserve needed based on its historical experience of how much the selling prices must be reduced to move these obsolete and slow-moving products. If experience or market conditions change, estimates of the reserves needed could be revised by a material amount.

IMPACT OF INFLATION AND CHANGING PRICES

The Company has continued to pass on to its customers most increases in product costs, accordingly, gross margins have not been materially impacted. The impact from inflation has been more significant on the Company's fixed and semi-variable operating expenses, primarily wages and benefits, although to a lesser degree in recent years due to moderate inflation levels.

Although the Company expects that future costs of replacing warehouse and distribution facilities will rise due to inflation, such higher costs are not anticipated to have a material effect on future earnings.

Report of Independent Auditors

To the Stockholders
and Board of Directors

Lawson Products, Inc.

We have audited the accompanying balance sheets of Lawson Products, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lawson Products, Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States.

As discussed in Note H to the financial statements, in 2002 the Company changed its method for accounting for goodwill and other intangible assets.

Ernst + Young LLP

Chicago, Illinois
February 20, 2003

Corporate Information

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. Tuesday, May 13, 2003 at Corporate Headquarters.

FORM 10-K

A copy of the Company's 2002 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to stockholders upon written request to the Secretary of the Company.

CORPORATE HEADQUARTERS

Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
847-827-9666
www.lawsonproducts.com

PROFESSIONAL SERVICES

Auditors
Ernst & Young LLP

Legal Counsel
McDermott, Will & Emery
Vedder, Price, Kaufman & Kammholz

SHARE OWNER SERVICES

First Chicago Trust Company, a Division of EquiServe
P.O. Box 2500 • Jersey City, NJ 07303-2500
Telephone: In the United States: 1-800-446-2617
(Operators are available Monday-Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock every day.)
Internet: http://www.equiserve.com
Access your account via the internet: http://gateway.equiserve.com

NASDAQ NATIONAL MARKET

The common stock of Lawson Products is part of the NASDAQ National Market System. Stock quotations are included in the National Market system table in The Wall Street Journal and in leading daily newspapers across the country. These provide the same high, low and closing transaction prices as are shown for securities traded on the New York and other stock exchanges.

BOARD OF DIRECTORS

Sidney L. Port
Chairman, Executive Committee

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

James T. Brophy
(Private Investor)
Chairman, Audit Committee

Bernard Kalish
(Retired CEO, Lawson Products, Inc.)

Robert M. Melzer
(Business Consultant)
Chairman, Nominating Committee

Ronald B. Port, M.D.
(Retired Physician)
Chairman, Variance Committee

Robert G. Rettig
(Consultant)
Chairman, Compensation Committee

Mitchell H. Saranow
(Chairman, Saranow Group LLC)
Chairman, Financial Strategies Committee

Jerome Shaffer
Vice President and Treasurer

GROUP OFFICERS

Robert Blecha
Vice President, Revenue Management - MRO

George H. Buckingham
Vice President, Sales - MRO

Dennis Coomes
Vice President, Sales - MRO

Rick L. Considine
Vice President, Sales - MRO

James Degnan
Vice President, Operations

John M. Del Sasso
Vice President, Distribution - MRO

George Goff
Vice President, Manpower Development - MRO

Barney Ruehl
Vice President, Sales Education - MRO

Ronald O. Klein
Vice President, Sales - Kent Automotive

Warren Ludvigsen
Vice President, National Accounts Group

Alan H. Moon
Vice President, International

James L. Schmidt
Vice President, Administration - MRO

Robert J. Spedale
Vice President, Purchasing

EXECUTIVE OFFICERS

Sidney L. Port
Chairman, Executive Committee

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

Jeffrey B. Belford
Office of the President
Chief Operating Officer

Roger F. Cannon
Office of the President
Chief Sales Officer

Jerome Shaffer
Vice President and Treasurer

Joseph L. Pawlick
Chief Financial Officer

John J. Murray
Vice President, Corporate Affairs

Richard A. Agostinelli
Chief Financial Strategist

Neil E. Jenkins
Secretary and Corporate Counsel

James J. Smith
Vice President, Human Resources

Victor Galvez
Controller

William Holmes
Assistant Treasurer

Daniel N. Luber
Vice President,
Corporate Planning and Development

LAWSON DOMESTIC DISTRIBUTION CENTERS

RENO, NEVADA

Frank J. Capallupo
Vice President and General Manager

FAIRFIELD, NEW JERSEY

Gerard Cropanese
General Manager

SUWANEE, GEORGIA

Todd Henry
General Manager

DALLAS, TEXAS

Dean Keith
Vice President and General Manager

DES PLAINES & ADDISON, ILLINOIS

Paul Soldman
General Manager

INSIDE SALES CENTER

INDEPENDENCE, OHIO

Janet M. Meyer
Co-Director

Geoffrey R. Turner
Co-Director

SUBSIDIARY OFFICERS

CRONATRON WELDING SYSTEMS INC.

Susan Collins
President and Chief Operating Officer

DRUMMOND AMERICAN CORPORATION

Daniel J. Jozwiak
President and Chief Operating Officer

Nicholas Vassallo
Vice President, Eastern Field Sales

Darryl Vidor
Vice President, Western Field Sales

ASSEMBLY COMPONENT SYSTEMS

Richard Schwind
President and Chief Operating Officer,
Distribution

AUTOMATIC SCREW MACHINE PRODUCTS COMPANY

Stanley Belsky
President and Chief Operating Officer

C.B. LYNN COMPANY

Scott McCullough
Vice President and General Manager

LAWSON PRODUCTS, INC. ONTARIO

Scott R. Aimers
Vice President and General Manager

LAWSON PRODUCTS DE MEXICO

Richard A. Agostinelli
Managing Director

LAWSON PRODUCTS LIMITED - UK

Vernon Pearce
Director UK Operations

The Family of Businesses

Systems, Services and Products
Keeping Industry Running - Every Minute, Every Day.

LAWSON PRODUCTS, INC.

and named subsidiaries in Canada, Mexico and the United Kingdom: Provides abrasives, electrical items, fasteners, fittings, hardware, hoses, hydraulics, pneumatics, supplies and tools, together with engineering consultations and inventory control solutions for the maintenance and repair requirements of customers.

CRONATRON WELDING SYSTEMS, INC.

Provides maintenance and repair operations with metallurgical solutions, welding equipment and supplies, wearplate, rods and powders along with inventory control systems.

DRUMMOND AMERICAN CORPORATION

Provides specialty chemical solutions and inventory control systems to maintenance and repair operations.

J.I. HOLCOMB (a Division of Drummond American Corp.)

J.I. Holcomb offers to the Food Service and Housekeeping Industries "Preventative Drain Maintenance, Odor Control, Grease Trap and Ejector Pit Services & Systems" along with related Specialty Chemical Products.

KENT AUTOMOTIVE

Kent Automotive offers a broad range of specialty, high performance, problem-solving product systems for the automotive collision and mechanical repair aftermarket.

ASSEMBLY COMPONENT SYSTEMS, INC.

Provides original equipment manufacturers with just-in-time inventories of custom-ordered component parts and with in-plant or electronic vender-managed inventory systems through electronic commerce mechanisms.

AUTOMATIC SCREW MACHINE PRODUCTS COMPANY, INC.

Manufacturer of specialized screw machine parts for the OEM and MRO marketplaces.

C.B. LYNN COMPANY

A custom solutions provider for obtaining special items and non-stock items supplemental to those products, parts and supplies regularly inventoried by the Family of Businesses.

Profile of Lawson Products, Inc.





Lawson Products, Inc. is an international seller and distributor of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement marketplace. The Company also manufactures, sells and distributes production and specialized component parts to the original equipment marketplace including the automotive, appliance, aerospace, construction and transportation industries.



The Company offers to customers over 900,000 products including fasteners, parts, chemical specialties, hardware, welding supplies and accessories, pneumatics, hydraulic and other flexible hose fittings, tools, safety items and electrical and shop supplies.




KENT
AUTOMOTIVE

Customers are currently served from seventeen strategically located facilities by approximately 1,900 sales representatives in the United States, Puerto Rico, Canada, Mexico and the United Kingdom.



Lawson Products was founded in 1952 by Sidney L. Port, Chairman of the Executive Committee.




C·B
LYNN

Lawson Products, Inc.
Corporate Headquarters

1666 East Touhy Avenue
Des Plaines, Illinois 60018
www.lawsonproducts.com

